UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information
1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):
[X] Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Vanguard Morgan Growth Fund
3.	Securities and Exchange Commission File No.: 811-01685

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

P.O. Box 2600
Valley Forge, Pennsylvania 19482

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Alexander Smith, Esq.
Legal Department
The Vanguard Group, Inc.
P.O. Box 2600, V26
Valley Forge, Pennsylvania 19482
(610) 669-7310

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The Vanguard Group, Inc.
100 Vanguard Boulevard
Malvern, Pennsylvania 19355
Tel: (610) 669-1000

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[X] Management
Company;

[ ] Unit
investment
trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X] Open- [ ] Closed-end
end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Frontier Capital Management Co., LLC
99 Summer Street
Boston, MA 02110

Jennison Associates LLC
466 Lexington Avenue
New York, NY 10017

Kalmar Investment Advisers
Barley Mill House
3701 Kennett Pike
Wilmington, DE 19807

Wellington Management Company LLP
280 Congress Street
Boston, MA 02210

The Vanguard Group, Inc.
P.O. Box 2600
Valley Forge, PA 19482

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Vanguard Marketing Corporation
400 Devon Park Drive, A39
Wayne, Pennsylvania 19087

13. If the fund is a unit investment trust (“UIT”) provide: N/A

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:
Name(s):
File No.: 811-______
Business Address:
15.	(a)	Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?
[X] Yes [ ] No
If Yes, state the date on which board vote took place: November 29, 2018
If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Board of Trustees (“Board”) considered the costs and benefits of the merger to the shareholders of the Fund. In addition, the majority of the Independent Trustees reviewed the factors as set forth by Rule
17a-8 under the Investment Company Act of 1940. After further consideration and review, we believe that neither state law nor SEC rules requires a shareholder vote for this merger.

In particular, the merger satisfied the conditions under Rule 17a-8 for approval by the Fund’s and
Vanguard U.S. Growth Fund’s (“Acquiring Fund”) Boards without a shareholder approval, after reviewing for the Fund and the Acquiring Fund: (1) the fundamental investment policies; (2) the advisory arrangements; (3) the expense ratios of both funds and the combined fund; (4) the composition of the
Boards of the Funds; and (5) any distribution fees. Finally, both the Funds are subject to the same multi-
manager exemptive relief that allows for additions and removals of advisors as well as modifications to their respective agreements to be made in the normal course without a shareholder vote.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)If Yes, list the date(s) on which the fund made those distributions:

Record date: 4/2/2019;
Ex date: 4/3/2019;
Payable date: 4/4/2019

(b)Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

[ ] Yes [X] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

N/A. This fund event was a merger.

(b) Describe the relationship of each remaining shareholder to the fund:

N/A. This fund event was a merger.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$53,679.62
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):
	(a) Consent of Accountant expenses	$5,000
	(b) Mailing, Solicitation and Tabulation expenses	$120,060.45
	(c) Typesetting and Printing	$44,415.76
(iv)	Total expenses (sum of lines (i)-(iii) above):	$223,155.83

(b) How were those expenses allocated?

Vanguard Morgan Growth Fund, a series of Vanguard Morgan Growth Fund, paid its expenses, $223,155.83, associated with the Merger.

(c) Who paid those expenses?

Vanguard Morgan Growth Fund paid its expenses for the Merger.

(d) How did the fund pay for unamortized expenses (if any)?

[Not applicable.]

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or
Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Vanguard U.S. Growth Fund, a series of Vanguard
World Fund.

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-01027

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The form of Agreement and Plan of Reorganization initially was filed on Form N-14 (Securities Act File
No. 333-228840) on December 17, 2018, which was automatically effective on January 16, 2019.

(d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.